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[LETTERHEAD OF Simpson Thacher & Bartlett LLP]

                      September 9, 2005

VIA FEDEX AND EDGAR

Re:	Sealy Corporation Registration Statement on Form S-1 File No. 333-126280

Lesli Sheppard, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Sheppard:

        On behalf of Sealy Corporation (the "Company"), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 2 ("Amendment No. 2") to the above-referenced Registration Statement relating to the offering of shares of its common stock, par value $0.01 per share, marked to show changes from Pre-Effective Amendment No. 1 ("Amendment No. 1") to the Registration Statement as filed on August 12, 2005. The Registration Statement has been revised in response to the Staff's comments and to reflect certain other changes.

        In addition, we are providing the following responses to your comment letter, dated August 29, 2005, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff's comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2. The responses and information described below are based upon information provided to us by the Company.

General

  1.
  We read your response to the third bullet point of comment three of our letter dated July 29, 2005. Please provide a table that discloses how this offering is benefiting KKR and the other participants in the KKR acquisition. This table should include, at a minimum, the number of shares acquired by each party in the KKR acquisition (whether owned or issuable), the cost of these shares, the proceeds to be received from this offering, and the estimated value of retained shares. The table can be structured to provide the disclosure by category. For example, your categories could consist of KKR, members of management that participated in the KKR acquisition, and other security holders.

  In response to the Staff's comment, the Company has revised the disclosure on page 7 of Amendment No. 2.

  2.
  We note that in your letter dated August 12, 2005, accompanying your Amendment No. 1 to Form S-1, you state at page 7, in response to a comment from the Staff, that a license you granted to The Mohammed Quasi Assad & Sons Company covers Syria. In light of the fact that Syria has been identified by the U.S. State Department as a state sponsor of terrorism and is subject to economic sanctions administered by the U.S. Treasury Department's Office of Foreign Assets Control, please describe for us the extent of your past and current contacts, directly or indirectly, with Syria; the materiality to you of your contacts with Syria; and your view as to whether those contacts constitute a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company's reputation and share value, that a reasonable investor would deem important in making an investment decision. In this regard, we note that legislation requiring divestment or reporting of interests in companies that do business with countries designated as state sponsors of terrorism has recently been adopted by Arizona and Louisiana.

  In response to the Staff's comment, the Company confirms that its contacts with Syria are immaterial to its business and do not constitute a material investment risk for the Company's security holders. The Company respectfully advises the Staff that sales by the Company's Saudi Arabian licensee (the "licensee"), The Mohammed Quasi Assad & Sons Company, in Syria resulted in fees paid by the licensee to the Company of approximately $5,000 for the year ended November 28, 2004. The licensee's 2005 sales may increase slightly and may result in a higher fee paid by the licensee to the Company, but this fee will not have a material affect on the Company's operations. There were no sales by the licensee in Syria in 2002 or 2003. The Company also notes that the licensee's sales in Syria are almost exclusively to hotels; the Company does not anticipate that the sale by the licensee to Syrian hotels of mattresses bearing the Sealy name will adversely affect the Company's reputation or share value. Finally, the Company respectfully advises the Staff that it does not directly sell any of its products in Syria. Any sales of Sealy products in Syria are in accordance with applicable regulations of the United States Treasury Department's Office of Foreign Asset Control and (i) are authorized under and conducted in accordance with applicable U.S. laws; (ii) do not involve any U.S. persons; (iii) do not require the Company's foreign subsidiaries (a) to make any direct investment in these countries or (b) maintain any physical assets in these countries; (iv) are made pursuant to written contracts with standard terms and conditions; and (v) are conducted in the ordinary course of business.

Summary, page 1

  3.
  We note your response to our prior comment 5. Please revise to disclose dollar amounts in a consistent manner. For example, we note that you disclose your debt as $1,033.8 million but you disclose the value of your recapitalization transaction as $1.6 billion.

  In response to the Staff's comment, the Company has revised the disclosure on pages 5 and 45 of Amendment No. 2.

  4.
  Please include a graphic illustrating your corporate organizational structure. In this regard, we note your response to comment seven of our letter dated July 29, 2005.

  In response to the Staff's comment, the Company has revised the disclosure on page 8 of Amendment No. 2.

Market Growth Drivers, page 2

  5.
  Please clarify the disclosure in the second sentence of the third paragraph of this section. In this regard, we note that the stated factors appear to be applicable to retailers and not customers.

  In response to the Staff's comment, the Company has revised the disclosure on page 2 of Amendment No. 2.

  6.
  We also note your response to comment 8 of our letter dated July 29, 2005. Please tell us where you included the support for the second sentence of the third paragraph of this section.

  In response to the Staff's comment, the Company respectfully advises the Staff that the support for the second sentence of the third paragraph of this section is disclosed in the sixth bullet point on page 66 of Amendment No. 2.

Environmental, health and safety requirements could expose us..., page 19

  7.
  We note that you now refer to environmental consultants. Either identify them or delete your reference to them. We remind you that if you identify and refer to an expert, you must file their consent as an exhibit. Refer to Section 436(b) of Regulation C.

  In response to the Staff's comment, the Company has revised the disclosure on page 20 of Amendment No. 2 to delete the reference.

Dilution, page 27

  8.
  We read your response to comment 24 of our letter dated July 29, 2005 and we reissue this comment. Please refer to Item 506 of Regulation S-K.

  In response to the Staff's comment, the Company has revised the disclosure on page 28 of Amendment No. 2.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 28

  9.
  Your response to our comment 26 and revised disclosure indicates that you used your statutory tax rate of 40% in computing your pro forma tax expense (benefit). Please tell us the assumptions you used in determining 40% was the appropriate rate to use rather than a blended tax rate, which, considers each pro forma adjustment individually.

  In response to the Staff's comment, the Company respectfully advises the Staff that the tax rate of 40% applied to the pro forma adjustments to income reflects the Company's blended statutory rate, consisting of a 35% U.S. Federal rate plus an additional 5% representing U.S. state and local rates, net of the Federal tax benefit. The Company does not believe that foreign taxes are applicable to the pro forma transactions. The Company respectfully advises the Staff that the same blended statutory rate of 40% has been applied equally to all pro forma adjustments to income before taxes because the Company believes that none of the adjustments involve permanent differences as defined by Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Liquidity and Capital Resources, page 51

  10.
  We read your response to our comment 32 and your revised disclosure. Your response does not address what impact the increased costs of your new product lines related to your Sealy Posturepedic and TrueForm may have on your liquidity and results of operations, if any. As previously requested, please expand your liquidity disclosure to discuss the impact this may have on your liquidity and results of operations.

  In response to the Staff's comment, the Company respectfully advises the Staff that it does not anticipate that the increased costs of new product lines related to Sealy Posturepedic and TrueForm will have any material affect on the Company's liquidity or results of operations.

Debt Covenants, page 54

  11.
  We read your response to our comment 34 and your revised disclosure. Your revised disclosure states that you were in compliance with your debt covenants as of the years ended November 28, 2004 and November 30, 2003 and for the period ended May 29, 2005. However, your disclosure does not indicate whether you were in compliance with your debt covenants during the years ended November 28, 2004 and November 30, 2003 and the period ended May 29, 2005. Please revise accordingly.

  In response to the Staff's comment, the Company has revised the disclosure on page 57 of Amendment No. 2.

Foreign Operations and Export Sales, page 58

  12.
  Please tell us where in Korea you conduct business.

  In response to the Staff's comment, the Company respectfully advises the Staff that it conducts business in South Korea. In addition, the Company has revised the disclosure on pages 59 and 65 of Amendment No. 2 to clarify this fact.

Competition, page 72

  13.
  Please identify the principal methods of competition in your industries. Please also discuss your competition's advantages over you and how this affects your competitive position. See Item 101(c)(x) of Regulation S-K.

  In response to the Staff's comment, the Company has revised the disclosure on page 73 of Amendment No. 2.

Principal and Selling Stockholders, page 87

  14.
  We read your response to comment 55 of our letter dated July 29, 2005 and we reissue this comment. Please refer to Item 4S of the Regulation S-K section of the Supplement to the Manual of Publicly Available Telephone Interpretations, dated March 1999.

  In response to the Staff's comment, the Company respectfully advises the Staff that it intends to disclose in a subsequent pre-effective amendment the identity of each selling security holder and, for each, the natural persons with dispositive voting or investment control.

Shares Eligible for Future Sale, page 102

Lock-Up Agreements, page 102

  15.
  We read your response to comment 62 of our letter dated July 29, 2005. Please disclose your response in this section.

    In response to the Staff's comment, the Company has revised the disclosure on page 103 of Amendment No. 2.

Underwriting, page 107

  16.
  We read your response to comment 63 of our letter dated July 29, 2005 and we have the following comments:

    Please confirm that there have been no material changes to Citigroup's or its affiliates' procedures since they were approved by the staff.

    Please revise the communications to be sent to potential syndicate members to require them to confirm that there have been no material changes to their procedures since they were approved by the staff.

    In response to the Staff's comment, the Company confirms that there have been no material changes to Citigroup's or its affiliates' procedures since they were approved by the Staff.

    Additionally, to address the Staff's concerns, Citigroup will include in a communication to the syndicate the following statement:

    "You may not make an online distribution of shares of Sealy Corporation common stock unless you are following procedures for online distributions previously cleared with the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us that either (i) you are not making an online distribution or (ii) you are following procedures for online distributions previously cleared with the Securities and Exchange Commission and those procedures have not changed materially since they were approved by the Staff."

  17.
  Revise the disclosure in the third sentence of the second full paragraph on page 108 to identify all material factors considered in determining the offering price and to eliminate the suggestion that you have only included some of the factors. See Item 505(a) of Regulation S-K.

    In response to the Staff's comment, the Company has revised the disclosure on page 109 of Amendment No. 2.

  18.
  We note your response to comment 65 of our letter dated July 29, 2005. Please confirm, if true, that:

    Except for the underwriting commission, the offers and sales are on the same terms as those offered to the general public;

    No offers were made prior to the filing of the registration statement;

    Offers were made only with the prospectus; and

    No funds have been or will be committed or paid prior to effectiveness of the registration statement.

    In response to the Staff's comment, the Company respectfully advises the Staff that, in connection with the Directed Share Program, no offers were made prior to the filing of the Registration Statement with the Staff, offers will be made only with a preliminary prospectus and no funds have been or will be committed or paid prior to the effectiveness of the Registration Statement.

    Additionally, the Company respectfully advises the Staff that the offers and sales of common stock in the Directed Share Program are on the same terms as those offered to the general public except (a) for the underwriting commission, and (b) as disclosed on pages 101 and 110 of Amendment No. 1 and pages 102 and 111 of Amendment No. 2, participants in the Directed Share Program will be subject to a 25 day lock-up period.

Notes to Financial Statements for the years ended November 29, 2004 and November 30, 2003

Note 1: Significant Accounting Policies, page F-9 Warranties, page F-9

  19.
  We read your response to our comment 78 and revised disclosures. Please revise your table included in your disclosure to separately state the portion of your warranty provision that relates to current year sales from the portion of your warranty provision that represents a change in your estimate of the provision from prior years. Please also present your warranty claims activity in a similar manner. Please also expand your disclosure in your MD&A to discuss the business reasons for changes in your warranty provision between November 2002 and November 2003 and between November 2003 and November 2004. Your disclosure should include a discussion regarding any significant changes in the provision recorded in the current year relating to current year sales compared to the provision recorded in the prior year relating to prior year sales. Your disclosure should also address reasons for increases and decreases in the provision, which represent changes in the provision for estimates relating to prior years. Similarly, please also include a similar discussion regarding changes in your warranty claims.

    In response to the Staff's comment, the Company has clarified its disclosure on page F-15 of Amendment No. 2 to include additional information as to the amounts included in the warranty provision that it believes to be attributable to either new information obtained in fiscal 2004 or changes in the procedure for processing warranty returns in fiscal 2004. Prior to fiscal 2004, the Company did not have a system in place to capture the date of manufacture and associate that with the date of a specific warranty return. Consequently, the Company was unable to determine ages of warranty returns. Because of this limitation, the Company respectfully advises the Staff that it is unable to specifically allocate its claims by the year of original manufacture. As discussed in our response to the Staff's comment letter dated July 29, 2005, the Company observed increases in its return rates beginning in the late 1990's due primarily to the growth in sales for higher price point bedding. The Company believes that purchasers of higher price point products have a greater expectation with respect to quality and will, therefore, be more sensitive to perceived product defects and warranty related issues. Because one of management's strategies is to increase the share of the Company's sales for higher-end products, the Company began considering the need for additional information to manage this trend and implemented a system for capturing both manufacture and return dates for returned bedding in 2004.

    The Company has also revised its disclosure on page 49 of Amendment No. 2 to refer to the additional information now provided on page F-15.

    The Company advises the Staff that its fiscal 2004 warranty provision and claims included the effects of an estimated $2.7 million increase attributable to a change in the estimate of the portion of product returns attributable to warranties. Prior to fiscal 2004, the Company had estimated based on general ledger history that approximately one half of its product returns were attributable to warranties with the remainder attributable to normal sales returns for which a reserve has been provided. In fiscal 2004, the Company implemented new return identification procedures whereby the Company's field salesperson input a reason code for the return at the time of the salesperson's authorization of the return by the retailer. This reason code was later verified through inspection at the time the plant actually received the return. This new procedure provided more detailed information used by the Company in 2004 to estimate the required warranty reserve. This data indicated that approximately 67% of our product returns were actually warranty related. To calculate the $2.7 million estimate, the Company applied the ratio of warranty returns for 2004 (67%) to total returns for 2003. The Company, however, is not able to determine if the same ratio of warranty returns to total returns was the same in 2003 or prior years because such information was not collected in those periods. Accordingly, the Company believes that the prior percentage utilized was the best estimate available.

    The Company also advises the Staff that its fiscal 2004 warranty provision included the effects of an estimated $0.7 million increase due to a change in the estimate of the average age of warranty returns. In 2003, the Company used the average age from a limited sample of returns to assist in management's analytical review of the reserve but, since the sample was limited, did not incorporate the results into the warranty reserve calculation at November 30, 2003. Specific data utilized in the 2004 calculation of the reserve indicated an average age of 33 days more than the implied age from the November 30, 2003 calculation. Applying the 2004 average age to the 2003 reserve calculation indicated an estimated $0.7 million of additional provision as the needed reserve increases as the average age increases. (Please see the Company's response to comment 21 for a description of the Company's process of evaluating warranty prior to fiscal 2004.)

    The Company also advises the Staff that its fiscal 2004 warranty claims included the effects of an estimated $0.7 million increase resulting from the implementation of the new product return processing procedure which significantly reduced warranty processing time. Beginning in May 2004, return credits were generated at the time the salesperson authorizes the return. Prior to this, the return credit was not generated until after the physical receipt of the product by the plant and consequently no tracking was performed until that occurred. Changing this procedure improved the timeliness of the recording of the return and resulted in a one-time acceleration in the amount of warranty claims recognized as the existing backlog of unprocessed claims was cleared. The Company estimated the $0.7 million by comparing the total warranty returns as a percentage of sales for the six quarters prior to the second quarter of 2004 and applying that average warranty return rate to the sales amount for the second quarter of 2004.

    Also included in the fiscal 2004 warranty provision is an adjustment for approximately $1.1 million to correct an error in the warranty reserve existing at November 30, 2003. In estimating its warranty reserve for the year ended November 30, 2003, the Company incorrectly identified approximately $1.1 million of existing reserves attributable to its foreign operations as being associated with domestic operations, resulting in an understatement of the adjustment to the domestic portion of the warranty provision. The error was identified and corrected in the third fiscal quarter of 2004. The Company determined the error to be immaterial with respect to reported results of operations and financial condition for fiscal years 2003 and 2004 and for the third fiscal quarter of 2004, and concluded that a restatement of fiscal 2003 results was not required. See Exhibit A for the Company's analysis of the materiality of this error.

  20.
  We read your response to our comment 79. Your response stated you began to experience increased returns in the late 1990s, which you attribute to growth in sales for higher price point bedding. You also state that it was at this time that you began to consider the need for additional information to manage this trend. You further state that it was not until late 2003 that you gathered specific data on returns from a sample of plants. Based on the information you provided to us in Exhibit A, from November 1999 to November 2002 your warranty reserve balance increased 46% and your warranty provision increased 53%. However, between November 2002 and November 2003, your warranty reserve balance decreased 4% and your warranty provision decreased 22%. Then between November 2003 and November 2004 your warranty reserve balance increased again, this time by 52% and your warranty provision increased by 75%. Based on the aforementioned, please tell us how you determined that the significant increases required in your warranty reserve balances and warranty provisions were not attributable to prior periods requiring a restatement of prior periods. Please include in your response how you determined the data you obtained on returns from a sample of plants to be a fair representation of the total population of returns in any given year.

    The Company respectfully advises the Staff that the estimates of the warranty reserve for each fiscal year represented management's best estimate of the net financial impact of future warranty returns for product sold based on the best available information available at the time of the estimate. With the exception of the $1.1 million error described above, the estimate of the warranty at the end of each fiscal year did not include mathematical errors, misuse or oversight of known information or the misapplication of accounting principles. In addition, the Company is not aware of any other facts that would indicate that there are errors in any of the reserve balances. Because the impact of the items included in the response to comment 19 resulted from the availability of new, more detailed information that did not become available until fiscal 2004, the impact of these items should be accounted for as a change in estimate and not restatement of prior periods. Management believes this is supported by the accounting literature.

    APB Opinion No. 20, Accounting Changes ("APB 20") describes the appropriate accounting for errors and changes in estimate. Paragraph 10 describes changes in accounting estimates as follows:

      Changes in estimates used in accounting are necessary consequences of periodic presentations of financial statements. Preparing financial statements requires estimating the effects of future events. Examples of items for which estimates are necessary are uncollectible receivables, inventory obsolescence, service lives and salvage values of depreciable assets, warranty costs, periods benefited by a deferred cost, and recoverable mineral reserves. Future events and their effects cannot be perceived with certainty; estimating, therefore, requires the exercise of judgment. Thus accounting estimates change as new events occur, as more experience is acquired, or as additional information is obtained (emphasis added.)

    Paragraph 13 of APB 20 draws the distinction between the correction of an error and a change in estimate and states, in part:

      Reporting a correction of an error in previously issued financial statements concerns factors similar to those relating to reporting an accounting change and is therefore discussed in the Opinion. Errors in financial statements result from mathematical mistakes, mistakes in the application of accounting principles, or oversight or misuse of facts that existed at the time the financial statements were prepared. In contrast, a change in accounting estimate results from new information or subsequent developments and accordingly from better insight or improved judgment. Thus, an error is distinguishable from a change in estimate (emphasis added).

    The conclusion with respect to accounting for change in estimates is contained in paragraph 31 of APB 20, which states:

      The Board concludes that the effect of a change in accounting estimate should be accounted for in (a) the period of change if the change affects that period only or (b) the period of change and future periods if the change affects both. A change in an estimate should not be accounted for by restating amounts reported in financial statements of prior periods or by reporting pro forma amounts for prior periods (emphasis added).

    Based on the above guidance, the Company evaluated each of the significant impacts of the changes described in response 19 as follows:

    •
    $2.7 million impact of warranty v. sales returns—This change occurred in fiscal 2004 as the result of improved information available to management from the enhancement in the process for identifying returned merchandise. Prior to fiscal 2004, management estimated that approximately 50% of all returns were warranty returns. This was applied consistently for periods prior to fiscal 2004. Because the change in the procedure provided improved information to management for purposes of estimating the warranty reserve at the end of fiscal 2004, the Company accounted for this change as a change in estimate in the period in which the information became available. This is consistent with both obtaining more experience and obtaining additional information as described in paragraph 10 of APB 20. This is also consistent with paragraph 13 of APB 20, as this impact was not the result of mathematical errors, mistakes in the application of accounting principles, or misuse or oversight of facts known in prior periods.

    •
    $0.7 million impact of new product return processing procedure—This change occurred in fiscal 2004 as a result of the implementation of a new return authorization procedure. The Company accounted for this impact as a change in estimate in 2004 since it was a direct result of the implementation of new procedures to gather information. This is consistent with paragraph 10 of APB 20 and also consistent with paragraph 31 of APB 20, as the new procedures had an impact only on fiscal 2004.

    •
    $0.7 million impact of increase in average age—This change occurred in fiscal 2004 as the result of improved information available to management from the enhancement in the process for identifying returned merchandise. Prior to fiscal 2004, this information was not available to be incorporated into the Company's warranty estimation process. Because the change in the procedure provided improved information to management for purposes of estimating the warranty reserve at the end of fiscal 2004, the Company accounted for this change as a change in estimate in the period in which the information became available. This is consistent with both obtaining more experience and obtaining additional information as described in paragraph 10 of APB 20. This is also consistent with paragraph 13, this impact was not the result of mathematical errors, mistakes in the application of accounting principles or, or misuse or oversight of facts known in prior periods.

    Exhibit B provides an analysis of the impact of these changes to the trend of the Company's warranty reserve for fiscal years 2000 through 2004. This analysis indicates that after adjusting for the changes in estimate and the identified error that the reserve as a percentage of sales was relatively stable.

    In the Company's response to the Staff's comment 79 in its letter dated July 29, 2005, the Company noted that information related to the age of product returns was obtained from a sample of plants in late fiscal 2003, and that such data was used to augment the Company's analytical approach for the determination of the required warranty reserve at November 30, 2003. The Company respectfully advises the Staff that the warranty reserve at November 30, 2003 was not adjusted based on the results of the sample due to the extremely limited nature of the sample. The Company considered the sample results only as comparative information by which to gauge the reasonableness of the analytical approach used at that time. The Company only began to employ a calculation utilizing an average age of returns based on actual return data after a formal process to gather such data had been implemented in all domestic bedding plants in fiscal 2004.

  21.
  Your response states that you are unable to provide a detail of your warranty reserves and claims as they relate to specific sales due to prior limitation of your ability to gather and maintain this data. You further disclose that due to this limitation, you historically relied on an analytical approach to estimate your warranty reserve. You disclosed that between the late 1990s and 2003 you experienced a trend of increasing returns. You later discuss in 2004 changes to the manner in which you estimate your warranty reserves, which improved the capture and processing of return information. Based on this information and the information included in Exhibit A, tell us how you concluded that the estimated warranty costs you recorded from the late 1990s can be considered reliably estimable.

    Your response discusses changes you have made to the manner in which you estimate your warranty reserves. You disclose that in early 2004, you implemented an enhanced returns authorization process, which improved the capture and processing of return information. You also stated that during 2004 you changed your method used to estimate your warranty liability, which uses a calculated average age of warranty returns for the period. Please tell us how you determined this new method provided you with adequate historical prior experience that enabled you to reasonably estimate an appropriate warranty provision for the year ended December 31, 2004 and the period ended May 29, 2005. In your response, please also tell what factors you considered in calculating the component of the warranty provision relating to new products, such as your Sealy Posturepedic UniCased, Stearns & Foster TripLCased, and TrueForm visco-elastic bedding product lines, for which little or no historical prior experience is available.

    In response to the Staff's comment, the Company respectfully advises the Staff that it believes its procedures for the estimation of warranty reserves in each of the last five years were and are consistent with the requirements of Statement of Financial Accounting Standards No. 5, Accounting for Contingencies ("FAS 5"), to "reasonably estimate" the Company's obligation for future product warranty claims. The applicability of FAS 5 is found in paragraph 4(b) of that standard, which states in part:

    4.
    Examples of loss contingencies include:

    a.
    Collectibility of receivables.

    b.
    Obligations related to product warranties and product defects.

    c.
    Risk of loss or damage of enterprise property by fire, explosion, or other hazards.

    d.
    Threat of expropriation of assets.

    e.
    Pending or threatened litigation.

    f.
    Actual or possible claims and assessments.

    g.
    Risk of loss from catastrophes assumed by property and casualty insurance companies including reinsurance companies.

    h.
    Guarantees of indebtedness of others.

    i.
    Obligations of commercial banks under "standby letters of credit."

    j.
    Agreements to repurchase receivables (or to repurchase the related property) that have been sold. (emphasis added)

    Paragraph 8 of FAS 5 sets forth the requirements to make an accrual for a loss contingency as follows:

    8.
    An estimated loss from a loss contingency (as defined in paragraph 1) shall be accrued by a charge to income if both of the following conditions are met:

    a.
    Information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.

    b.
    The amount of loss can be reasonably estimated.

    Because of the warranty the Company offers with respect to its products and the Company's experience in receiving warranty claims from its customers, the Company considers that future losses related to warranties are probable. The guidance for making a reasonable estimate of a probable loss is found in FASB Interpretation No. 14, Reasonable Estimation of the Amount of a Loss—an interpretation of FASB Statement No. 5 ("FIN 14"), paragraphs 2 and 3 of which state:

    2.
    As indicated in paragraph 59 of FAS 5, the purpose of the two conditions in paragraph 8 of the Statement is "to require accrual of losses when they are reasonably estimable and relate to the current or a prior period." Condition (b) in paragraph 8, that "the amount of loss can be reasonably estimated," does not delay accrual of a loss until only a single amount can be reasonably estimated. To the contrary, when condition (a) in paragraph 8 is met, i.e., "it is probable that an asset had been impaired or a liability had been incurred," and information available indicates that the estimated amount of loss is within a range of amounts, it follows that some amount of loss has occurred and can be reasonably estimated.

    3.
    When condition (a) in paragraph 8 is met with respect to a particular loss contingency and the reasonable estimate of the loss is a range, condition (b) in paragraph 8 is met and an amount shall be accrued for the loss. When some amount within the range appears at the time to be a better estimate than any other amount within the range, that amount shall be accrued. When no amount within the range is a better estimate than any other amount, however, the minimum amount in the range shall be accrued. In addition, paragraph 9 of the Statement may require disclosure of the nature and, in some circumstances, the amount accrued, and paragraph 10 requires disclosure of the nature of the contingency and the additional exposure to loss if there is at least a reasonable possibility of loss in excess of the amount accrued.

    Based on the relevant standards noted above, the Company believes that the standard of compliance with FAS 5 and FIN 14 for accruing a loss contingency related to product warranties is to accrue its best estimate based upon available information. Prior to fiscal 2004, the Company believed that the best available information with respect to its warranty obligation included its recent experience in the cost of settling warranty claims and the general knowledge and experience of its sales and manufacturing management related to product defects and warranty claims. Accordingly, prior to 2004 the Company's analytical approach to preparing its best estimate of the product warranty contingent liability involved the following:

    1.
    The Company would review the relationship of the current period's warranty claims to the balance of the reserve as of the end of the period and compare this to the same relationship over the preceding four years.

    2.
    The Company would review the relationship of the current period's warranty claims to total sales for the period and compare this to the same relationship over the preceding four years.

    3.
    The Company would discuss the trend information with sales and manufacturing management to determine whether it appeared consistent with their experience and if they had knowledge of any expected deviations from the trend.

      Based on the results of this procedure, the Company determined the amount which represented its best estimate of the warranty obligation and adjusted the reserve accordingly.

      In fiscal 2004, the Company completed the introduction of new mattress products, including the Posturepedic UniCased and Stearns & Foster TripLCased products, that featured single-sided construction. These products continued to employ the basic design principles of conventional innerspring mattresses except for the elimination of quilted finishing on one side of the mattress, replaced by reinforced bottom and side construction. Prior to the sale of these products, their design was thoroughly tested and found to withstand simulated normal wear and tear over the warranty life. Therefore, the Company did not expect a significant change in its warranty experience relative to sales volume related to the redesign, notwithstanding a brief period of slightly higher defect rates during the initial stages of production as any changes in the manufacturing process were adjusted. Sales of the Company's new TrueForm visco-elastic bedding product, which was introduced late in the first quarter of fiscal 2005, are too insignificant through the first six months of fiscal 2005 to have had a substantial impact on the warranty reserve to date. Based on the results of product testing and simpler construction, the Company does not expect its future experience with warranty claims for the TrueForm product to be significantly different than that of its other bedding products but will continue to monitor the returns experience associated with these new products.

      The Company did expect a change in its sales mix in fiscal 2004 and beyond toward higher price-point products, and a related increase in the unit cost of warranty claims related to those sales. Based upon that expectation, recent experience indicating rising warranty claims over time, and the need for better information to support quality control, the Company implemented new product return processing procedures throughout its plants in fiscal 2004. As a result of the new procedure, the Company had available for the first time extensive information on returned beds as to the age of each bed returned and the reason for the return. With such information now available, the Company believes that a calculation based on the application of the average age to current warranty claim costs provides a refined and improved estimate of its liability for product warranties. This belief has been further supported through the first half of fiscal 2005 as additional data have supported the Company's expectation that the large majority of product returns occur within the first two years after sale.

Note 4: Stock Based Compensation, page F-19

  22.
  We read your correspondence filed on July 19, 2005 relating to the methodology you used in determined the fair value of the issuances of your common stock and stock options and your response to our comment 80. You state in your response that you considered the results of operations for the fourth quarter of fiscal 2004 and the first quarter of fiscal 2005, which significantly exceeded the results for those comparable periods in the prior year. You further state that this reduced the relevance of the valuation indicated by the July 2004 transactions. Based on the aforementioned, please tell us how you determined the fair value of the common stock and stock option issuances in January 2005 should not have been adjusted as well. In addition, your response states that between July 2004 and January 2005 you did not achieve any significant milestones, enter into any material arrangements and there were no material changes in the industry or general economic conditions. Please tell us what significant milestones, material arrangements or changes in the industry or general economic conditions occurred between

    January 2005 and April 2005 that contributed to your determination of the fair value of your common stock and stock options issued in April 2005.

    In response to the Staff's comment, the Company respectfully submits that an adjustment for the January 2005 transactions was not appropriate because the financial statements for the fourth quarter of fiscal 2004 were not available as of the dates of these transactions. Such transactions took place in the first two weeks of January and the relevant financial statements were not issued until the end of February 2005. Moreover, the Company determined that an adjustment in April 2005 was warranted because of two consecutive quarters of performance that significantly exceeded results for the prior year. Such evidence of consecutive quarterly period growth made clear that the Company's overall financial performance had improved and was not a one-time quarterly aberration. Therefore, even assuming the financial results for the fourth quarter of fiscal 2004 were available at the time of the January 2005 transactions, it is not clear that an adjustment based solely on the financial performance of the Company in that one quarterly period would have been appropriate.

    As mentioned in the August 12, 2005 letter to the Staff, with respect to the April 2005 transactions the Company's board of directors considered each of the facts and circumstances used in determining fair value for the January 2005 transactions, which facts and circumstances were unchanged from January 2005 other than with respect to results of operations. Specifically, in addition to the changes in results of operations, the material facts and circumstances considered by the Company's board of directors in reaching the determination of the fair value of the April 2005 transactions were that, between July 2004 and April 2005, there had been:

      •
      no other third-party sales of Sealy common stock,

      •
      no significant milestones achieved,

      •
      no material agreements entered into, and

      •
      no material changes to industry or general economic conditions.

  23.
  We read your correspondence filed on July 19, 2005 relating to the methodology you used in determining the fair value of the issuances of your common stock and stock options and your response to our comment 80. Please supplementally provide to us the information you obtained and used relating to outside transactions and industry measures that support your use of the following assumptions:

    adjusted EBITDA,

    the multiple of 9x, and

    a 20% discount.

    Your response indicates that the multiple of 9x was used in the April 2004 recapitalization as well as the November 2003 acquisition of Simmons Company by THL Bedding Company. Please tell us how you determined this multiple would still be an appropriate multiple, please specifically address in your response the lapse in time between the transactions as well as changes in your results of operations and general economic changes and how these affected your determination to use this multiple. Your response also stated that the 20% discount was applied due to certain limitations and restrictions. Please tell us how you determined a 20% discount was not excessive. Please also tell us whether this was the only method you used to determine the fair value of your common stock and option issuances in January and April 2005. If other methods were also employed, please tell us about each of those as well. If no other methods were employed, please tell us why not. We may have further comments after you determine the price in which you intend to sell your common stock in this offering.

    In response to the Staff's comment, the Company did not prepare specific written documentation supporting the use of the assumptions noted above but rather relied on the actual extensive experience of several members of the Company's board of directors in the valuing the equity of private companies. With respect to the Simmons transaction, the Company relied on publicly available information. In Current Reports on Form 8-K dated November 17, 2003 and December 1, 2003, respectively, Simmons Company disclosed that the acquisition valued the company at $1.1 billion and that adjusted EBITDA for the twelve months ended November 1, 2003 was $123.1 million, resulting in a multiple of 8.94x. The Company determined that a 9x multiple was still appropriate in April 2005 because established industries such as the bedding industry do not typically produce significant fluctuations in value multiples. By the very nature of this valuation metric, adjustment of the multiple is not required or expected as a result of ordinary course changes in results of operations or general economic conditions: an improvement in an entity's financial performance will necessarily result in a higher adjusted EBITDA, causing the entity's valuation to correspondingly increase.

    As noted in the August 12, 2005 letter to the Staff, the Company relied upon the experience of several board members in similar transactions in its determination that a 20% discount was not excessive. In this regard, the Company took into account both the lack of a control premium for the securities in question as well as the significant limitation on transfer for a four year period following the date of such transactions.

    There are no other methods, facts or circumstances that were taken into account by the Company with respect to the January 2005 or April 2005 transactions other than those set forth in the July 19, 2005 letter, the August 12, 2005 letter and in the responses to comments 22 and 23 above. The Company did not use other methods with respect to the January 2005 transaction because of its determination that the July 2004 transactions continued to be the best indication of fair value for Sealy's common stock. The Company did not use other methods with respect to the April 2005 transaction because of its determination that a valuation based upon adjusted EBITDA, as well as taking into consideration the facts and circumstances discussed in the response to comment 22 above, reflected the best indication of fair value for Sealy's common stock at such date.

Part II—Information Not Required in Prospectus, page II-1

Item 15, Recent Sales of Unregistered Securities, page II-1

  24.
  We note your response to comment 84 of our letter dated July 29, 2005 and your revisions to the second paragraph on page II-2. Please revise further to state the facts upon which you relied to make this exemption available. In that regard, we reissue comment 84.

    In response to the Staff's comment, the Company has revised the disclosure on page II-2 of Amendment No. 2.

  25.
  We read your response to comment 85 of our letter dated July 29, 2005. Please provide us with your detailed analysis as to the availability of the exemption set forth in Section 4(2) of the Securities Act. See SEC v. Ralston Purina Co., 346 U.S. 119 (1953), and subsequent applicable case law.

    Option Grants in 2004 and 2005 Pursuant to the 2004 Stock Option Plan for Key Employees of Sealy Corporation and Its Subsidiaries (the "2004 Plan")

    In response to the Staff's comment, the Company respectfully submits that based upon the facts and circumstances described below, the option grants in 2004 and 2005 qualified for the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended, as transactions by an issuer not involving a public offering of securities.

  1.
  The option grants comprised a limited number of transactions with senior Company managers, each of whom had access to information and made representations to the Company regarding financial sophistication, in each case within the meaning of Ralston Purina.

    Collectively in 2004 and 2005, options relating to a total of 12,636,415 shares of common stock were granted to approximately 150 senior Company managers. Such individuals constituted approximately 2.5% of the more than 6,000 employees of the Company. Each grantee was a senior manager of the Company at the time of the grant, had access to information upon which to base an informed investment decision and represented to the Company that such grantee was sufficiently sophisticated to be able to meaningfully evaluate the merits and risks of owning the options and common stock issuable upon exercise of the options (the "Common Stock").

    In particular, each grantee received and reviewed certain documents which set forth the rights, preferences and restrictions relating to the options and Common Stock. Each grantee also was given the opportunity to obtain any additional information or documents and to ask questions and receive answers about such information, the Company and the business and prospects of the Company which he or she deemed necessary to evaluate the merits and risks related to his or her investment and to verify the information received. See Section 2(f) of the Form of Management Stockholder's Agreement (the "Management Stockholder's Agreement") (Exhibit 10.8 to the Registration Statement).

    Furthermore, pursuant to the Management Stockholder's Agreement, each grantee represented to the Company that, among other things, (i) he or she can afford to bear the economic risk of holding the Common Stock for an indefinite period of time, (ii) he or she can afford to suffer a complete loss of his or her investment in the Common Stock, (iii) he or she understands all risk factors related to the purchase of the Common Stock and (iv) his or her knowledge and experience in financial and business matters are such that he or she is capable of evaluating the merits and risks of holding the Common Stock. See Section 2(g) of the Management Stockholder's Agreement.

    In contrast, many of the employee-offerees in Ralston Purina were assistants, clerks and trainees. 346 U.S. 119, 121 (1953). These offerees did not have access to information similar to that which registration would disclose and lacked the knowledge to be able to evaluate their investment, and therefore, needed the protection of the Securities Act. Id. at 125-27.

  2.
  The grantees should not be seen to have acquired the options with a view toward distribution.

    At the time of each grant, no public market existed for the Common Stock and no market was expected to develop within a reasonable time after such grant. Consequently, each grantee understood that he or she may have to hold their investment indefinitely and may not be able to liquidate their investment. See Securities Act of 1933, Release No. 285 (1935) (public distribution is more likely if the security "is part of an issue already dealt in by the public. .. or, within the reasonable contemplation of the parties, is likely thus to be dealt in shortly after its issuance").

    Moreover, the Company has taken appropriate measures to ensure that the grants will not become a conduit for a wider distribution of securities. In particular, the options and Common Stock are subject to meaningful transfer restrictions, including the following:

    •
    Options are not transferable and any attempted disposition shall be void. See Section 6(d) of the 2004 Plan and Section 5.2 of the Form of Stock Option Agreement (Exhibits 10.7 and 10.10, respectively, to the Registration Statement).

    •
    Shares of Common Stock are subject to a minimum holding period of five years beginning on the date that the grantee executed the Management Stockholder's Agreement. See Section 3 of the Management Stockholder's Agreement.

    •
    Legends on certificates representing shares of Common Stock prohibit any transfer unless that transfer complies with the restrictive and other provisions of the Management Stockholder's Agreement. See Section 2(b) of the Management Stockholder's Agreement.

    •
    The Company's controls allow it to issue stop transfer orders to the Company's transfer agent with respect to any transfer that violates applicable securities laws. See Section 2(c) of the Management Stockholder's Agreement.

    •
    The Company holds a right of first refusal to purchase a grantee's Common Stock in the event such grantee receives an offer by a third party to purchase the Common Stock subsequent to the expiration of the five year holding period. See Section 4 of the Management Stockholder's Agreement.

  3.
  The grants were made without any general solicitation or advertising.

    The grants were made without any general solicitation or advertising. Rather, a committee of the Company's board of directors selected the grantees and made grants on its own initiative and upon such terms and conditions as that committee deemed to require. In contrast, Ralston Purina issued a memorandum advising employees they may take the initiative to participate in the stock purchase program. 346 U.S. at 121.

    Option Grants in 2002 and 2003 Pursuant to the Sealy Corporation 1998 Stock Option Plan (the "1998 Plan")

    In response to the Staff's comment, the Company respectfully submits that for reasons substantially similar to those described above relating to the option grants under the 2004 Plan, the option grants in 2002 and 2003 qualified for the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended, as transactions by an issuer not involving a public offering of securities.

    The Company notes preliminarily that such grants would have qualified for the exemption from registration afforded by Rule 701 of the Securities Act of 1993, as amended, as offers and sales of securities under a written compensatory benefit plan but for the Company being a reporting company solely for the purpose of guaranteeing the debt securities of Sealy Mattress Company, its wholly-owned subsidiary. The aggregate sales price of the option grants during any consecutive 12 month period did not exceed the greater of (i) $1 million, (ii) 15% of total assets or (iii) 15% of all the outstanding securities in that class. The Company also delivered to each grantee a copy of the 1998 Plan and would have been exempt from complying with the remaining disclosure requirements of Rule 701(e) because the aggregate sales price of the options during any consecutive 12 month period did not exceed $5 million.

    Collectively in 2002 and 2003, options relating to a total of 1,336,700 shares of Common Stock were granted to 140 senior Company managers. Each grantee was a senior manager of the Company at the time of the grant and had access to information upon which to base an informed investment decision. The Company had reason to believe that each grantee was sufficiently sophisticated to be able to meaningfully evaluate the merits and risks of owning the options and Common Stock.

    Moreover, the grantees should not be seen to have acquired the options with a view toward distribution because no public market existed at the time of each grant or was expected to develop within a reasonable time thereafter and the Company took appropriate measures to restrict transfer. Such restrictions include the following:

    •
    The options may not be transferred and the Common Stock may not be transferred in the absence of registration or an exemption therefrom. See Articles 6.3 & 6.10 of the 1998 Plan (Exhibit 10.6 to the Registration Statement).

    •
    A grantee must deliver prior to any transfer of Common Stock an opinion of counsel that registration is not required. See Article 5.9(b) of the 1998 Plan.

    •
    Transferees as a result of death or disability of the grantee must agree to be bound by the restrictions and other provisions of the 1998 Plan. See Article 5.8 of the 1998 Plan.

    •
    Restrictive legends on Common Stock certificates. See Article 5.9(a) of the 1998 Plan.

    •
    The Company has a right to repurchase a grantee's Common Stock upon termination of such grantee's employment with the Company. See Article 5.7(a) of the 1998 Plan.

    Finally, as in the case of the options granted under the 2004 Plan, a committee of the Company's Board of Directors selected the grantees and made grants on its own initiative and without any general solicitation or advertising.

Exhibits 23.1 and 23.2

  26.
  Please make arrangements with your auditors to have them update their consents to refer to the amended Form S-1, rather than just Form S-1.

    In response to the Staff's comment, the Company has filed revised Exhibits 23.1 and 23.2 to include such reference.

*        *        *        *

Supplemental Responses to the Initial Comment Letter Dated July 29, 2005

  2.
  Please provide us with copies of any artwork or other graphics you intend to use in your prospectus. Please be advised that we may have comments and you may want to consider waiting for our comments before printing and circulating these materials.

    In the response to the Staff's comment, in the letter dated August 12, 2005, the Company indicated that it would provide to the Staff on a supplemental basis copies of the artwork or other graphics that it intends to use in its prospectus. The Company advises the Staff that the artwork has been incorporated into the inside front cover and inside back cover of the prospectus contained in Amendment No. 2.

  63.
  Please identify each member of the underwriting syndicate that will engage in any electronic offer, sale or distribution of your common stock and provide us with a description of their procedures. If you become aware of any additional members of the syndicate after you respond to this comment, please promptly provide us with a description of their procedures. Please also briefly describe any electronic distribution in this section.

    In responding to this comment, please advise us as to how the procedures will ensure that the distribution complies with Section 5 of the Securities Act, and whether the procedures have been reviewed by the Office of Chief Counsel.

    In response to the Staff's comment, in the letter dated August 12, 2005, the Company indicated that it would supplementally advise the Staff if the Company becomes aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after the date of that letter. The Company advises the Staff that Goldman, Sachs & Co. has informed the Company that they or their affiliates may engage in the electronic offer, sale or distribution of the shares of common stock and that such activities will be conducted in accordance with procedures previously reviewed by the Staff.

    Additionally, the Company advises the Staff that Ferris, Baker Watts Incorporated has informed the Company that it may engage in electronic offers, sales or distributions. Ferris, Baker Watts Incorporated has informed the Company that it limits electronic distribution of preliminary prospectuses to institutional accounts only, and only uses electronic prospectuses if a hard copy preliminary prospectus is also sent via U.S. mail.

  64.
  Please advise us as to whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, please identify the third party and website, describe the material terms of the agreement and provide us with a copy of the agreement. Please provide us with copies of all information concerning you or your prospectus that appeared or will appear on this website. If you subsequently enter into any arrangement, please promptly supplement your response.

    In response to the Staff's comment, in the letter dated August 12, 2005, the Company indicated that it would supplementally advise the Staff with information relating to any third party arrangement to host or access the preliminary prospectus on the Internet as such information becomes available. Wachovia Capital Markets, LLC has advised the Company that it expects to post the road show presentation on YahooNet Road Show, a password protected website, in accordance with applicable no-action letters.

  86.
  Please file each of the following as exhibits to your registration statement:

  •
  management services agreement with KKR;

  •
  termination agreement relating to the management services agreement with KKR;

  •
  supply agreement relating to your "UniCased Construction" mattresses;

  •
  agreements relating to licensed intellectual property rights; and

  •
  consulting agreement with Capstone Consulting LLC.

    In response to the Staff's comment, in the letter dated August 12, 2005, the Company indicated that it would file the management services agreement, the termination agreement and the UniCased supply agreement as exhibits to the Registration Statement. The Company advises the Staff that the management services agreement was filed as Exhibit 10.33 of Amendment No. 1. In addition, the termination agreement and a redacted version of the UniCased supply agreement have been filed as Exhibits 10.34 and 10.35, respectively, of Amendment No. 2. The UniCased supply agreement has been redacted pursuant to a request for confidential treatment, dated August 22, 2005, submitted to the Office of the Secretary of the Commission.

*        *        *        *

        Please do not hesitate to call Joseph Kaufman at 212-455-2948 or Scott Fisher at 212-455-2456 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,
/s/ JOSEPH H. KAUFMAN JOSEPH H. KAUFMAN

cc:    Securities and Exchange Commission
             Meagan Caldwell

         Sealy Corporation
             Kenneth L. Walker

Exhibit A

Analysis of Materiality of the Computation Error in the Determination of Warranty
Reserve at November 30, 2003, and the Subsequent Correction Thereof in Fiscal 2004

Background:

In determining the required amount to record as the Company's estimate of its warranty reserve as of November 30, 2003, the Company erroneously identified approximately $1.1 million recorded in the general ledger as being available for application to the required amount of the reserve for domestic operations. In fact, this amount had been set up in prior years as a reserve for warranty obligations for certain of the Company's international operations, though the amount was recorded on the domestic corporate ledger. As a result, the Company's total warranty reserve and warranty provision as of and for the year ended November 30, 2003 was understated by approximately $1.1 million.

The error was discovered in the third quarter of fiscal 2004 as the Company was re-evaluating the necessary warranty reserve. To correct the error, the Company re-established the $1.1 million in the third quarter of 2004 as a reserve for estimated warranty obligations for certain of its international operations, and adjusted its domestic reserve to the new estimate after excluding the $1.1 million from the available balance. Therefore, while the estimate of the warranty reserve was correct at November 28, 2004, the warranty provision for the fiscal year then ended was overstated by approximately $1.1 million. The following analysis was performed to evaluate the appropriate accounting for the correction of the error in light of SEC Staff Accounting Bulletin No. 99 (SAB 99). There were no other errors identified that would affect the financial statements for fiscal 2003 and 2004.

Quantitative Analysis:

Impact on fiscal year ended November 30, 2003—The Company's reported pretax and net income for the fiscal year ended November 30, 2003 was $36.5 million and $18.3 million, respectively. Applying a blended statutory tax rate of approximately 40% (there are no permanent book/tax differences related to the warranty reserve), the effect of the error on net income, after the tax benefit of approximately $0.4 million, would have been approximately $0.7 million. Therefore the error of $1.1 million was approximately 3.0% and 3.8% of the Company's reported pretax and net income for the fiscal year ended November 30, 2003, respectively. The error was not significant to either cost of goods sold or to gross profit. The balance sheet error of $1.1 million was 0.1% of total assets and 0.4% of current liabilities at November 30, 2003.

Impact on fiscal year ended November 28, 2004—The Company's reported pretax and net loss for the fiscal year ended November 28, 2004 was $(49.7) million and $(40.1) million, respectively. Applying a blended statutory tax rate of approximately 40%, the effect of the error on net income, after the tax benefit of approximately $0.4 million, would have been approximately $0.7 million. Therefore the error of $1.1 million was approximately 2.2% and 1.7% of the Company's reported pretax and net loss for the fiscal year ended November 28, 2004, respectively. The error was not significant to either cost of goods sold or to gross profit. There was no error in the balance sheet at November 28, 2004.

Impact on fiscal quarter ended August 29, 2004—The Company's reported pretax and net income for the fiscal quarter ended August 29, 2004 was $28.5 million and $20.2 million, respectively. Applying a blended statutory tax rate of approximately 40%, the effect of the error on net income, after the tax benefit of approximately $0.4 million, would have been approximately $0.7 million. Therefore the error of $1.1 million was approximately 3.9% and 3.5% of the Company's reported pretax and net income for the fiscal quarter ended August 29, 2004, respectively. The error was not significant to either cost of goods sold or to gross profit. There was no error in the balance sheet at August 29, 2004.

Based on the foregoing analysis, the Company does not consider the error and subsequent correction thereof to be quantitatively material to the Company's financial condition or its results of operations as of and for the fiscal years ended November 30, 2003 and November 28, 2004.

Qualitative Analysis:

In assessing the qualitative aspects of the materiality of the error, the Company has considered the guidance of SAB 99 and the following qualitative aspects:

  •
  Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

    The error is related to the Company's estimation of its reserve for warranty obligations in accordance with FAS 5 and FIN 14. Due to the uncertainty surrounding the prediction of future warranty claims related to past sales, the estimate of the current obligation is inherently imprecise, such imprecision affecting the assessment of materiality, as is discussed in Note 14 to SAB 99, which states, in part:

      As stated in Concepts Statement No. 2, paragraph 130: Another factor in materiality judgments is the degree of precision that is attainable in estimating the judgment item. The amount of deviation that is considered immaterial may increase as the attainable degree of precision decreases. For example, accounts payable usually can be estimated more accurately than can contingent liabilities arising from litigation or threats of it, and a deviation considered to be material in the first case may be quite trivial in the second.

  •
  Whether the misstatement masks a change in earnings or other trends.

    Neither the error nor its correction changes the direction of the Company's earnings trend from fiscal 2003 through 2004. Such trend, as reported and as adjusted for the effect of the error, is as follows:

	Fiscal Year
				3rd Qtr 2004
	2002	2003	2004
	(in millions)
Net income (loss) as reported	$16.9	$18.3	$(40.1)	$20.2
Net income (loss) as adjusted for effect of error	$16.9	$17.6	$(39.4)	$20.9
  •
  Whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise.

    Having no public equity securities outstanding at the time of the error or its correction, and having issued no guidance to market analysts regarding expected earnings during such periods, the Company is not aware of any analysts' expectations, including those of its bond analysts, that would not have been met in either fiscal 2003 or fiscal 2004 had the change been recorded in the correct period.

  •
  Whether the misstatement changes a loss into income or vice versa.

    As shown above, the error would not have changed a reported loss into income or vice versa.

  •
  Whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability.

    The Company has determined that it has two operating segments, domestic and international, that qualify for aggregation as prescribed in SFAS 131. Accordingly, the Company has one reportable industry segment, the manufacture and marketing of conventional bedding. Thus, the analysis of materiality need only be applied to the Company as a whole.

  •
  Whether the misstatement affects the registrant's compliance with regulatory requirements.

    The Company is not subject to any regulatory requirements compliance with which would have been affected by the error. Because the warranty reserve is not deducted for tax purposes (i.e.—warranties are deducted as claimed, not as accrued) there was no impact on the Company's tax returns for the periods in question.

  •
  Whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements.

    The impact of the error on the Company's EBITDA (as defined in the Company's credit agreements) and financial condition would have had no affect on the Company's compliance with loan covenants or other contractual requirements.

  •
  Whether the misstatement has the effect of increasing management's compensation—for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

    While the error resulted in a slight increase in bonus compensation in fiscal 2003, management did not become aware of the error until 2004, and the resulting correction resulted in a slight decrease in bonus compensation for that period. In either period, the affect on any individual's compensation is insignificant.

  •
  Whether the misstatement involves concealment of an unlawful transaction.

    The error resulted from an unintentional computational oversight and did not involve concealment of an unlawful transaction.

While SAB 99 notes that the foregoing list of considerations is not exhaustive, the Company is not aware of any other pertinent factors which should be considered in this qualitative evaluation of the materiality of the error.

Based on the foregoing analysis, the Company does not consider the error and subsequent correction thereof to be qualitatively material to the Company's financial condition or its results of operations as of and for the fiscal years ended November 30, 2003 and November 28, 2004. The Company has also considered the SEC Staff's Interpretive Response in SAB Topic 5-F, "Accounting Changes Not Retroactively Applied Due to Immateriality", which states, in part:

  If prior periods are not restated, the cumulative effect of the change should be included in the statement of income for the period in which the change is made (not to be reported as a cumulative effect adjustment in the manner of APB Opinion 20). Even in cases where the total cumulative effect is not significant, the staff believes that the amount should be reflected in the results of operations for the period in which the change is made. However, if the cumulative effect is material to current operations or to the trend of the reported results of operations, then the individual income statements of the earlier years should be retroactively adjusted.

As discussed above, the effect of the correction was not material to the period in which it was discovered and recorded, nor did it change the trend of reported results of operations. Therefore, the Company believes the error and subsequent correction thereof to be immaterial. Accordingly, the Company recorded the correction of the error in the fiscal 2004 financial statements and did not restate prior periods.

Exhibit B

Sealy Corporation
Comparison of Warranty Reserve
For fiscal years 2000 through 2004
$'s in millions

	2004	2003	2002	2001	2000
Warranty reserve as recorded	$13.9	$9.1	$9.5	$8.0	$7.5
Effects of items explained in the response:
Increase due to change in estimate of the portion of returns attributable to warranties	(2.7)
Increase due to increase in average age of warranty returns	(0.7)
Correction of error due to exclusion of international portion of reserve		1.1

Reserve adjusted to reflect explained items	$10.5	$10.2	$9.5	$8.0	$7.5
Sales	$1,314.0	$1,189.9	$1,189.2	$1,154.1	$1,070.1
Adjusted reserve as a percentage of sales	0.8%	0.9%	0.8%	0.7%	0.7%

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[LETTERHEAD OF Simpson Thacher & Bartlett LLP]
Sealy Corporation Comparison of Warranty Reserve For fiscal years 2000 through 2004 $'s in millions